Fulcrum Fitness

Profit and Loss
January - December 2022

	TOTAL
Income	
Rental Income - Sublease	26,245.81
Sales	778,940.96
Total Income	**$805,186.77**
GROSS PROFIT	**$805,186.77**
Expenses	
Advertising & Marketing	23,236.51
Advertising	12,104.19
Audio & Video Expense	777.00
Marketing	11,274.44
Total Advertising & Marketing	**47,392.14**
Amortization	1,333.00
Auto	
Automobile Expense	0.00
Gas	0.00
Parking	2.70
Total Auto	**2.70**
Bank Charges	495.49
Charitable Donations	1,449.00
Continuing Education	836.52
Depreciation	10,362.00
Dues & Subscriptions	945.12
Gift	1,550.10
Interest Expense	17,136.79
Meals Expense	
M&E - Events and Provisions 100%	1,691.48
M&E - Meals and Ent 50%	101.86
M&E - Per Diem for Business Travel	3,557.03
Total Meals Expense	**5,350.37**
Operating Expenses	
Computer and Internet Expense	4,008.90
Merchant Fees	23,160.50
Office Expenses	
Office/General Administrative Expenses	2,410.02
Software	24,016.48
Telephone Expense	1,714.26
Total Office Expenses	**28,140.76**
Small Equipment	1,684.26
Total Operating Expenses	**56,994.42**
Overhead Expenses	
Insurance	
Liab Insurance	4,408.10
Total Insurance	**4,408.10**

	TOTAL
Rent or Lease	163,933.71
Repair & Maintenance	2,950.51
Utilities	1,268.79
Total Overhead Expenses	**172,561.11**
Payroll and Labor Expenses-OTHER	
Employee Retirement Contribution	3,649.99
Health Insurance	13,326.90
Insurance - Workers Comp	2,826.45
Payroll Processing	4,899.63
Payroll Tax	43,806.73
Subcontractors	30,779.46
Total Wages	
Employee Pretax Retirement Contribution	451.81
Officer Wages	58,900.00
Wages	347,452.64
Total Total Wages	**406,804.45**
Total Payroll and Labor Expenses-OTHER	**506,093.61**
Professional Fees	5,047.25
Accounting	4,232.00
Consulting Fees	2,315.70
Legal Fees	10,339.99
Total Professional Fees	**21,934.94**
Royalty Expense	0.00
Supplies & Materials	0.00
Bathroom Supplies	349.10
Class Supplies	4,037.48
Cleaning Supplies	3,131.45
PPE	896.65
Team building/Training	1,029.03
Total Supplies & Materials	**9,443.71**
Taxes and License	
Business Licenses and Permits	1,600.34
Business Property Tax	1,456.40
State Tax	290.46
Total Taxes and License	**3,347.20**
Travel	1,183.96
Airfare	458.00
Local Travel	58.14
Travel Meals	828.13
Total Travel	**2,528.23**
Total Expenses	**$859,756.45**
NET OPERATING INCOME	$ -54,569.68
Other Income	
Adback Operator Wages	0.00
ERTC Tax Credit	0.00
Interest Earned	2,695.90
Total Other Income	**$2,695.90**
NET OTHER INCOME	**$2,695.90**

	TOTAL
NET INCOME	$ -51,873.78

Fulcrum Fitness

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand - ERC Funds	0.00
Expensify Clearing Account	0.00
Umpqua Ckg -5664 (Operations)	65,253.08
Umpqua Ckg- 3905 (Payroll)	3,721.94
Total Bank Accounts	**$68,975.02**
Accounts Receivable	
Accounts Receivable	2,511.75
Total Accounts Receivable	**$2,511.75**
Other Current Assets	
ERC Receivable	
ERC Receivable 2020	21,788.86
ERC Receivable 2021	90,967.07
Total ERC Receivable	**112,755.93**
Inventory Asset	0.00
Loan to Shareholders	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$112,755.93**
Total Current Assets	**$184,242.70**
Fixed Assets	
Accumulated Amortization	-14,333.00
Accumulated Depreciation	-178,231.00
Construction Costs	46,649.01
Equipment for Gym Over $700	37,640.39
Fit3D Machine	15,942.90
Furniture & Equipment	39,302.83
Goodwill	20,000.00
Improvements	32,361.32
Purchased Assets	37,000.00
Website Development	1,000.00
Total Fixed Assets	**$37,332.45**
TOTAL ASSETS	**$221,575.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Expensify Card Liability Account	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
ADP Clearing	0.00

	TOTAL
CENTRA Lease Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
OR Employment Taxes	0.00
OR Income Tax	0.00
OR Transit Taxes	0.00
Oregon Saves - Liability	1,099.42
Total Payroll Liabilities	**1,099.42**
PPP Advance Grant	0.00
PPP Loan	0.00
Umpqua LOC (8276)	0.00
Total Other Current Liabilities	**$1,099.42**
Total Current Liabilities	**$1,099.42**
Long-Term Liabilities	
EIDL SBA Loan Payable	215,986.79
Loan Payable - Barry levy	20,399.00
Loan Payable - David Levy	64,834.97
Loan Payable - Peter Parisot	0.00
Wells Fargo	0.00
Wells Fargo Operating Loan	0.00
Total Long-Term Liabilities	**$301,220.76**
Total Liabilities	**$302,320.18**
Equity	
CPA Adjustments	0.00
Fit Oregon Capital Contribution	0.00
Opening Balance Equity	0.00
Retained Earnings	2,511.75
Shareholder Equity - Peter	-34,758.34
Parisot; SH Contributions	0.00
Parisot; SH Distributions	0.00
Total Shareholder Equity - Peter	**-34,758.34**
Shareholder Equity- David	
D. Levy; SH Contributions	3,557.03
D. Levy; SH Distributions	-181.69
Total Shareholder Equity- David	**3,375.34**
Net Income	-51,873.78
Total Equity	**$ -80,745.03**
TOTAL LIABILITIES AND EQUITY	**$221,575.15**

Fulcrum Fitness

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-51,873.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Amortization	1,333.00
Accumulated Depreciation	10,362.00
Expensify Card Liability Account	0.00
ADP Clearing	0.00
Payroll Liabilities:Oregon Saves - Liability	1,099.42
Umpqua LOC (8276)	-46.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,747.97**
Net cash provided by operating activities	**$ -39,125.81**
INVESTING ACTIVITIES	
Construction Costs	-836.95
Net cash provided by investing activities	**$ -836.95**
FINANCING ACTIVITIES	
EIDL SBA Loan Payable	16,986.79
Loan Payable - David Levy	-12,168.00
CPA Adjustments	0.00
Retained Earnings	-162,061.96
Shareholder Equity - Peter	162,061.96
Shareholder Equity- David:D. Levy; SH Contributions	3,557.03
Shareholder Equity- David:D. Levy; SH Distributions	-181.69
Net cash provided by financing activities	**$8,194.13**
NET CASH INCREASE FOR PERIOD	**$ -31,768.63**
Cash at beginning of period	100,743.65
CASH AT END OF PERIOD	**$68,975.02**